SEC File Number
001-41704
CUSIP Number
34965K107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Fortrea Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8 Moore Drive
Address of Principal Executive Office (Street and Number)

Durham, North Carolina 27709
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K,20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Fortrea Holdings Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense because the Company requires additional time to finalize its financial statements and disclosures and the related impact to its internal control over financial reporting to be included in the Form 10-Q. Specifically, as a result of entering into a definitive agreement in March 2024 to divest assets relating to the Company’s Enabling Services segment, the Company needs additional time to comply with discontinued operations accounting principles, which includes the effort to separate businesses that are highly integrated within the Company, which was itself spun out of Laboratory Corporation of America Holdings on June 30, 2023. In addition, in the course of preparing its financial statements for the quarter ended March 31, 2024, the Company identified immaterial adjustments to the Company’s previously reported financial information, including to periods prior to the June 30, 2023 spin-off. These adjustments primarily relate to an overstatement in goodwill and property, plant and equipment, accounting for a customer matter, and revisions to operating expenses. The Company requires additional time to finalize these adjustments and prepare the footnote disclosure regarding these adjustments that will be included in the Form 10-Q.

The Company previously reported its results of operations for the quarter ended March 31, 2024 in a press release furnished on its Current Report on Form 8-K filed on May 13, 2024. Further adjustments to the Company’s results of operations previously reported could be made as the Company finalizes its review process.

The Company expects to file the Form 10-Q within the extension period of five calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jill McConnell	877	495-0816
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously reported its results of operations for the quarter ended March 31, 2024 in its press release furnished on its Current Report on Form 8-K filed on May 13, 2024. As a result of the divestiture of assets related to the Company’s Enabling Services segment described above, the Company is reporting the operations to be divested as discontinued operations in its current and prior periods. As also described above, the Company has identified other prior-period adjustments, including to periods prior to the June 30, 2023 spin-off, primarily related to an overstatement in goodwill and property, plant and equipment, accounting for a customer matter, and revisions to operating expenses, which are not considered material to any annual or interim period but for which the Company is prospectively revising its prior period financial statements. Further adjustments to the Company’s results of operations previously reported could be made as the Company finalizes its review process.

FORWARD LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Form 12b-25 may be forward-looking statements, including but not limited to the above statements regarding the nature and impact of the adjustments to be made in the Company’s financial statements, that are based on our current expectations as of the date of this report. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, without limitation, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file the Form 10-Q within the five calendar day extension period, and the important factors discussed in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 as well as other filings that the Company makes with the SEC from time to time. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Form 12b-25, whether as a result of any new information, future events or otherwise.

Fortrea Holdings Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2024	By:	/s/ JILL McCONNELL
Name: Jill McConnell
Title: Chief Financial Officer